

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 22, 2007

<u>By U.S. Mail and facsimile</u>
Mr. Gerald R. Tuskey
Chief Financial Officer
Eurasia Energy Limited
Suite 1003
409 Granville Street
Vancouver, B.C. V6C 1T2 Canada

      Re: **Eurasia Energy Limited**
               Form S-4
               Filed July 23, 2007
               File No. 333-144769

               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed March 30, 2007
               Form 10-QSB for the fiscal quarter ended June 30, 2007
               Filed August 14, 2007
               File No. 0-50608

Dear Mr. Tuskey:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   We note that you have solicited sufficient consents to approve the conversion. It does not appear that you filed those solicitation materials with the Commission. Tell us who you solicited and the exemption you relied upon in not filing those materials.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate. Finally, make all corresponding changes, as necessary, in each of your documents in response to all of our comments

3.   Please provide updated interim financial information as required by Item 310(g) of Regulation S-B, and as necessary update your disclosure throughout your document, including the status of the lawsuit with Arawak.

Table of Contents

4.   In the italicized paragraph that proceeds the table, also state that the information is available from the SEC's website or refer investors to the section entitled "Where You Can Find More Information." Please also provide the address of your website.

Risk Factors

General

5.   You should state all risks that are material to investors. As an example, add risk factors that discuss the risk to investors in regard to their ability to sue you or your officers and directors, or collect any judgments that may be awarded against you or them, once you are domiciled in Anguilla, and given that any operations, and therefore assets, that you may have could be in Azerbaijan; your exposure to foreign currency exchange rate risk if you commence operations in Azerbaijan; and any limitations on your ability to transfer capital out of Azerbaijan if you were to commence operations there.

Summary, page 3

The Company Which is Converting, page 3

6.   Clarify with whom the MOU gave you the right to negotiate.

7.   Briefly clarify your status with regards to the Block given that MOU has expired.

Reasons for the Conversion, page 4

8.   You indicate that the "primary purpose of the conversion is to enhance [your] ability to operate internationally from a jurisdiction which is easily accessible from North America and Europe." Given that your offices are in Scotland and you have no current operations in North America, explain why this accessibility is relevant.

What is Needed to Complete the Conversion, page 4

9.   Briefly describe the "customary contractual conditions" and provide a cross-reference to more detailed discussion of that information.

U.S. Federal Income Tax Consequences, page 5

10.   Revise to indicate that you "urge" or "encourage" investors to consult with their tax advisor rather than state that they "should."

Tax Risks, page 8

11.   Your risk factors should state the risk without mitigating language. Revise the last sentence to remove "[while] we believe that these provisions should not apply to the conversion." Also, revise the heading briefly highlight the nature and impact of the tax risks you are citing.

"Our Plan of Operation may be considered politically risky due to its focus on the Republic of Azerbaijan…" page 8

12.   Please delete the first two sentences of this risk factor, as they mitigate the risk to investors of doing business in Azerbaijan. In addition, discuss more specifically the risk you face in operating in Azerbaijan. You refer to "political events" that could transpire there or elsewhere in the former Soviet Union. Describe the political events you refer to.

<u>"Substantial sales of our common stock could cause our stock price to fall…," page 8</u>

13. Please revise this risk factor to include a discussion of the securities issuable in the $1 million private placement that closed August 8, 2007.

<u>The Conversion, page 9</u>

14. Identify each of the stockholders who approved the conversion and state the percentage of your stock that each one owns or, if they are the shareholders in the table on page 35, provide a cross-reference.

<u>Interest of Executive Officers and Directors in the Conversion, page 10</u>

15. Briefly describe the interests that your directors and executive officers have in the conversion and related arrangements that are different from the interests of your other stockholders and provide a cross-reference to more detailed discussion of this matter in the prospectus. Also describe the "related arrangements" to which you refer. State whether any disinterested members of your Board of Directors approved the conversion and related transactions.

<u>U.S. Federal Income Tax Consequences, page 10</u>

16. The company is not qualified to provide a discussion of U.S. Federal Income Tax consequences.   Such a discussion must be based upon an opinion of counsel. Revise accordingly and provide an opinion as to the tax consequences of the conversion, as required by Item 601(b)(8) of Regulation S-B.

<u>Terms of the Plan of Conversion and Related Transactions</u>

<u>Management and Operations after the Conversion, page 15</u>

17. Your biographies appear to contain gaps regarding the dates of employment. Eliminate any gaps or ambiguities with regard to time. For example, you indicate that Mr. Baxter worked for Resource Technology from 1981 to 1985, then indicate that he was with Ocean Marine Technologies from 1987 to 1990 without indicating his employment in between those two positions. As another example, state Mr. Baxter's occupation once he left Arawak in 2002 and before he started as your President and CEO in November 2005.   For Mr. Thomas, state when he held his final diplomatic post in San Francisco. These examples are not meant to inclusive.

Pro Forma Financial Information, page 17

18. Given that you are presenting your actual results, remove the words "pro forma" from this section.

Information About Eurasia

Business

Introduction, page 20

19. You state that due to your low share price and lack of investor confidence, additional equity financing is impossible. However, we note that on page 21 you discuss a pending $1 million private placement and that you announced on August 8, 2007 that you had closed on the transaction. Please advise. Please update your discussion in this section to reflect the closing on the $1 million offering.

Employees, page 21

20. You state that you have three part time employees. However, on page 20 you state that Mr. Baxter works full time on your affairs. Please advise.

Management's Plan of Operations, page 26

21. Describe the field work that you completed regarding the Block.

Comparison of Stockholder Rights

22. Revise your presentation so that investors can more clearly determine the differences under Anguilla law and Nevada law. While a columnar presentation providing a side-by-side comparison of the two jurisdictions would be preferable, if you continue to use the current presentation, be more consistent in presenting the consequences under each. For instance, under "Voting Rights" you indicate that both jurisdictions provide that shareholders are entitled to one vote per share, and address quorums for Anguilla but not Nevada. Sometimes you discuss Nevada law first then at other times Anguilla law first. Revise to make your presentation clearer and complete.

Filling Vacancies on the Board of Directors, page 30

23. Clarify how vacancies are filled both before and after the conversion.

Vote Required for Conversion, page 33

24. We note you state the vote required to authorize the conversion. State the vote required for shareholders to authorize other matters both before and after the conversion, including for the election of directors.

Certain Relationships and Related Transactions, page 35

25. We note that you pay $500 per month to lease your Vancouver office from Mr. Tuskey. Describe the material terms of the lease, state whether it is on terms similar to those you could have obtained from third parties and state whether you expect to continue the lease in the future. Finally, file a copy of the lease as an exhibit.

Executive Compensation, page 36

26. On August 29, 2006, the Commission adopted amendments to the disclosure requirements for executive and director compensation, related person transactions, director independence and other corporate governance matters. See Release No. 33-8732A (effective Nov. 7, 2006). Ensure that you provide complete disclosure compliant with the amended requirements. For example, provide summary compensation information in the tabular format required by Item 402(b)(1) of Regulation S-B, the Outstanding Equity Awards at Fiscal Year End table required by Item 402(d) of Regulation S-B, and the Director Compensation required by Item 402(f) of Regulation S-B. Also refer to the amended disclosure requirements contained in Items 404 and 407 of Regulation S-B.

27. Revise your Summary Compensation Table to disclose the aggregate grant date fair value of option awards computed in accordance with Statement of Financial Accounting Standards 123(R).

Stock Option Plans, page 37

28. File as exhibits both of your stock option plans.

Other Matters

Legal Matters, page 37

29. You indicate that the legal validity of your common stock will be passed upon by Wigley & Associates. However, you also file as an exhibit an opinion of Clark Wilson. Please advise.

Exhibits

Exhibit 5.2—Opinion of Clark Wilson, LLC

30. We note that this opinion is stamped "DRAFT." Please obtain and refile the opinion with all the blanks completed and signed by the law firm. In addition, the opinion must be revised to eliminate counsel's exclusive reliance on the Certificate signed by your President in rendering its opinion as to the stock being duly issued, fully paid and nonassessable. Finally, counsel may not limit its opinion to only statutory law, but must examine and consider the applicable statutory provisions, rules and regulations underlying those provisions and applicable judiciary and regulatory determinations.

Undertakings, page 40

31. Provide the undertaking required by Item 512(e) of regulation S-B.

Signature Page

32. The Form S-4 must be signed by your principal accounting officer or controller, or person acting in that capacity. With your next amendment, please provide the proper signatures.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 4. Submission of Matters to a Vote of Security Holders, page 6

33. You state that you did not submit any matter to a vote of security holders during your fourth quarter. However, in the S-4 you state that a majority of your shareholders consented to the conversion on November 1, 2006. Please advise.

Plan of Operation, page 10

34. We note the lawsuit brought by Arawak and Commonwealth and the resulting temporary suspension in your plan of operations. Discuss how the uncertainty in the outcome of this lawsuit would cause reported financial information not to be necessarily indicative of future operating results or financial condition. Refer to the instructions to Item 303 of Regulation S-B.

Notes to Financial Statements

Note 3 – Significant Accounting Policies, page 20

35.   Revise this footnote to disclose your accounting policy for the contingencies described in footnote 10 on page 25.

Note 7 – Common Stock, Warrants and Options, page 27

36.   Tell us why the re-pricing of vested options on October 12, 2006 did not result in additional compensation expense in your financial statements. Please include the specific professional literature you relied on in your response. We may have further comment.

Controls and Procedures, page 27

37.   Revise to disclose any change in internal control over financial reporting that occurred during the most recent quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Regulation S-B Item 308(c).

Executive Compensation, page 31

38.   Revise your table to disclose the aggregate grant date fair value of option awards computed in accordance with Statement of Financial Accounting Standards 123(R).

Exhibits 31.1 and 31.2

39.   We note that the certifications required by Exchange Act Rule 13a-14(a) are not worded exactly as specified by Regulation S-B Item 601(b)(31). In this regard, we note the title should be "Certifications", and the opening line should not include the title of the individual. Please revise accordingly.

Form 10-QSB for the Quarter Ended June 30, 2007

40.   Please make conforming changes to your Form 10-QSB based on the comments made on your Form 10-KSB and Form S-4.

Closing Comments

        As appropriate, please amend your Form 10-KSB and Form 10-QSB within ten days of the date of this letter. Amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gary Newberry at (202) 551-3761 or, in his absence, Brad Skinner, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
       D. Levy